[redacted]

SECURIT ON

11021285

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 4 2011
DIVISION OF MARKET REGULATION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Halter Financial Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Co. P.C.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(212) 227-1115
FAX:(212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITORS' REPORT

TO THE MEMBER OF HALTER FINANCIAL SECURITIES, INC.

We have audited the accompanying statement of financial condition of Halter Financial Securities, Inc. as of December 31, 2010. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Halter Financial Securities, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
March 14, 2011

HALTER FINANCIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash and Cash Equivalents	$ 34,329
Securities Owned, at Fair Market Value	235,067
Advances	102,521
Fixed Assets, net of Related Allowance for Depreciation of $6,441	7,444
Prepaid Payroll	46,676
Other Assets	3,264
	$ 429,301

LIABILITIES AND NET WORTH

Liabilities:	
Accounts Payable	$ 14,117
Accrued Expenses Payable	13,000
	27,117
Net Worth	
Common Stock	16,667
Paid In Capital	605,433
Retained Earnings	(219,916)
	402,184
	$ 429,301

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

HALTER FINANCIAL SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2010

1. Organization of the Company

The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2)(i). In February, 2010 the Company legally changed its name from WLT Brothers Capital, Inc. to Halter Financial Securities, Inc.

2. Nature of Business

The Company is engaged in investment banking activities arranging for the issuance of debt and equity securities.

3. Summary of Significant Accounting Policies

A. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds to be cash and cash equivalents.

B. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

4. Securities Owned

Securities owned consist of marketable securities and Warrants which were exercisable at December 31, 2010. The value of the Warrants was determined by Management to be the difference between the market value of the underlying stock and the exercise price less a 65% volume discount. The marketable securities were readily marketable

and valued at fair market value.

5. Income Taxes

The Company is approved as a Subchapter S Corporation and is therefore not subject to Income Taxes. Any income earned by the Company is reported by the Shareholder who is liable for any taxes that may be due.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2010, the Company's net capital of $109,935 was $104,935 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 24.7 %.

7. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

8. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2010 and March 14, 2011, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.